UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

GolfSuites 1, Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2379196
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

2738 Falkenburg Road S. Riverview, Florida	33578
(Address of principal executive offices)	(Zip code)

(813) 621-5000

(Registrant’s telephone number, including area code)

Class A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report, the term “GolfSuites,” “we,” “us,” “our,” or “the company” refers to GolfSuites 1, Inc. a Delaware corporation and its wholly-owned subsidiaries on a consolidated basis. The term “GolfSuites Lubbock” refers to GolfSuites Lubbock, LLC, the term “GolfSuites Tulsa” refers to GolfSuites Tulsa, LLC and the term “GolfSuites Baton Rouge” refers to GolfSuites Baton Rouge, LLC. GolfSuites Lubbock, GolfSuites Tulsa and GolfSuites Baton Rouge are wholly owned subsidiaries of the company.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s discussion and analysis of financial condition and results of operations

Overview

GolfSuites 1, Inc. (“GolfSuites”) owns, leases, and operates golf driving range entertainment centers in the United States. At its entertainment centers it aims to provide next generation hospitality and dining venues, high-tech gamified golf in climate-controlled suites, live entertainment, and spaces for both social and corporate functions. The company was incorporated in Delaware on October 25, 2018 as KGEM Golf Midwest, Inc. On January 15, 2019, the company changed its name to GolfSuites 1, Inc.

As of June 30, 2021 the company operates two facilities. One located in Jenks, Oklahoma a suburb of Tulsa, (the “Tulsa Facility”) and the other located in Lubbock Texas (the “Lubbock Facility”). The Tulsa Facility and the land on which it is located is leased by the company. The Lubbock Facility is owned by the company and the land on which it is located is leased by the company. In addition, the company recently entered into a lease for a facility in Baton Rouge, Louisiana (the “Baton Rouge Facility”, which the company anticipates will be operational in Q4 2021. GolfSuites Tulsa began recording revenues for its Tulsa Facility in September 2019 and the company began recording revenues for the Lubbock Facility in August 2020, when it was acquired. The financial statements include the operations of GolfSuites Tulsa for the six month periods in 2020 and 2021 and GolfSuites Lubbock for the six month period in 2021. Below are statistics related to each facility.

	TULSA FACILITY	LUBBOCK FACILITY	BATON ROUGE FACILITY*
ENTERTAINMENT AMMENITIES	60 golf suites.	56 golf suites.	40 golf suites planned.
	These suites open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.	These suites open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.	It is intended that these suites open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.
	Private lessons available, pinball, pool and corn hole.	Private lessons available, pinball, pool and corn hole.	Private lessons will be made available, pinball, pool and corn hole will also be available.
HOSPITALITY AMMENITIES	2 restaurants and 2 bars.	2 restaurants and 2 bars.	2 restaurants and 2 bars planned.
OPERATIONAL STATSTICS	Multi-floor facility.	Multi-floor facility.	Multi-floor facility.
	Average weekly guests: Approximately 2,500 since September 2019 to present.	Average weekly guests: Approximately 2,500 since August 2020 to present.	N/A at this time.

*Planned operations

To date, revenues have come from the following activities:

•	Suite rentals.
•	Food and beverage sales.
•	Coaching and instruction services.
•	Individual and corporate membership sales.
•	Retail sales.

The company collects revenue upon sale of an item (including: membership sales, food and beverage sales, apparel etc.) and recognize the revenue when the sale is made.

Operating expenses currently consist of advertising and marketing expenses and general administrative expenses.

Results of Operations

The company was incorporated on October 25, 2018. For six months ended June 30, 2021 (“Interim 2021”) the company had $4,423,458 in revenue compared to the six months ended June 30, 2020 (“Interim 2020”), the company had no operations and no revenues. The increase in revenues occurred because the company acquired GolfSuites Tulsa.

Total operating expenses for Interim 2021 increased to $3,317,741 from $12,741for Interim 2020. The increase in operating expenses occurred because the company acquired GolfSuites Tulsa. For Interim 2021, the company incurred $20,251 in advertising and marketing costs and $257,859 in general and administrative costs. For Interim 2020, the company incurred $0 in advertising and marketing costs and $12,741 in general and administrative costs. The increase in advertising and marketing costs primarily related to costs associated with the Regulation A campaign.

The company records other income (expense) for depreciation and amortization (related to its facilities and equipment), interest expenses (related to its loans and mortgages), certain costs related to its capital raises under Regulation A and Regulation D and loan forgiveness. The company had other expense of $264,487 in Interim 2021 compared with other expense in Interim 2020 of $606,584. The decrease is primarily due to $1,073,100 in income recorded in Interim 2021 for PPP Loan Forgiveness. However during this period the following expenses increased:

•	$531,358 increase in depreciation and amortization related to additional facilities.
•	$313,056 increase in interest expense related to additional facilities.
•	$140,738 decrease in Reg A and Reg D share sale costs.

As a result of the foregoing, the company generated net income for Interim 2021 in the amount of $136,601 compared to a net loss for Interim 2020 in the amount of (619,325).

Liquidity and Capital Resources

As of June 30, 2021, the company has cash and cash equivalents of $851,611. Although the company is currently generating a profit, since inception, GolfSuites 1 has relied upon the cash advances from its current parent entity and management as well as funds raised in the company’s offering under Regulation A. Since taking over the operations for the Lubbock Facility and the Tulsa Facility, the company has also been relying on revenues from those facilities and anticipates receiving revenues from the Baton Rouge Facility once it is operational. The company plans to continue to try to raise additional capital through: (i) additional offerings (ii) mortgage financing and (iii) revenues from the Tulsa Facility and the Lubbock Facility. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

For the six months ended June 30, 2021, GolfSuites Tulsa and GolfSuites Lubbock advanced funds to the company totaling $159,734, and $190,015, respectively.

The company re-launched a Regulation A offering in February 2021. For the six months ended June 30, 2021, the amount raised pursuant to the Regulation A offering totaled $401,437.

Indebtedness

Advances from the Parent Entity and its Shareholders

•	The company has received working capital from its parent entity to cover expenses and costs while preparing for the securities offering under Regulation A. The balance of these advances at Interim 2021 and Interim 2020 totaled $1,918,062, and $1,691,239, respectively. These advances are recorded as liabilities of the company. The company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists or not. The agreements are between related parties. Therefore, there is no guarantee that rates or terms are commensurate with arm’s-length arrangements.

•	In addition, the company received advances from shareholders of the parent entity. The balance of these parent entity shareholder advances totaled $1,113,517 as of Interim 2021 and Interim 2020. These advances are recorded as liabilities of the company. The company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists or not. The agreements are between related parties. Therefore, there is no guarantee that rates or terms are commensurate with arm’s-length arrangements.

Lease Obligations

•	Lubbock Facility

o

The company took over a construction loan with First United Bank, with an interest rate of 4% and a lease ended date of October 31, 2038. As of December 31, 2020, the company recorded $6,936,381 in liabilities for this mortgage; the mortgage was secured by a third party guarantor.

o

The company took over the Amended and Restated Ground Lease, executed on October 30, 2018 for a 20 year term. The beginning monthly rent is $13,000 annually and increases by 2% every year thereafter. The lease includes twenty 5 year options for renewal.

o

The company took over a lease with Hub City Main Street Investments, LLC. The lease provides for a 5 year term with monthly payments of $2,500. This lease is often referred to as a nuisance lease is with the owner of the adjacent property owner because golf balls were going over the net surrounding the driving range and landing on the adjacent property. The lease expires on August 29, 2023.

•	Tulsa Facility

o

GolfSuites Tulsa is a party to a 25-year lease agreement, dated September 13, 2019, and entered into between GolfSuites Tulsa and Onefire Holding Company, LLC (“Onefire”) (the “Tulsa Lease Agreement”). Onefire is entitled to annual payments of $360,000 and 50% of net cash flow.

o

On March 5, 2020 GolfSuites Tulsa entered into a Lease Amendment Agreement with Onefire. This agreement provides for the deferment of base rent and additional rent for the period from January 1, 2020, through March 31, 2020.

o

On July 6, 2020 the company took out a loan for equipment financing with First Oklahoma Bank in the amount of $198,580. The loan bears an interest rate of 5.25% and expires on July 6, 2025. As of June 30, 2021, the outstanding principal on the loan was $192,330.

•	The company also has $131,000 in an unsecured note payable. This is recorded as a current liability.

Paycheck Protection Program loans

GolfSuites Tulsa and the GolfSuites Lubbock obtained Paycheck Protection Program (“PPP”) loans pursuant to two rounds of government loan funding.

•	The first PPP loans were funded in 2020 and forgiven in Q1 2021, prior to the issuance of the 2020 consolidated financial statements. Therefore, forgiveness of these loans were reflected in the consolidated financial statements for 2020.

•	The second of the PPP loans were funded in Q1 2021. Even though official notice of the forgiveness of these loans has not been received, the forgiveness of the loans is reflected in the consolidated financial statements for the six months ended June 30, 2021 because all requirements for forgiveness of the loans have been met by GolfSuites Tulsa and GolfSuites Lubbock. GolfSuites Tulsa received $665,000 under this second PPP loan. The lender is First Oklahoma Bank. GolfSuites Lubbock received $408,100 under this second PPP.

Trends

GolfSuites participates in the recreational sporting and entertainment facilities market. It believes this market to be young, fast-growing and under-served. This market overlaps three growing, highly profitable markets: the golf market, the recreation/sporting entertainment sector and the food and beverage portion of the hospitality industry. GolfSuites competes for revenues from customer spending in each of these three sectors. Since money spent in those sectors is discretionary income, the company believes it is reliant on economic trends in the United States.

COVID-19 pandemic has had an impact on the company’s plans and the operation of its facilities. For instance, while social distancing is still required, the Tulsa Facility and the Lubbock Facility have to limit the number of potential customers and limit their ability to function at capacity. However, due to the open air nature of our facilities, the limitations have been less restrictive than other sporting and entertainment facilities. To date, there have been limited restrictions on construction so the company has been able to continue the rebranding of the Tulsa Facility and plan for the rebranding of the Lubbock Facility. In addition, the opening of the Baton Rouge Facility has been delayed due to the COVID-19 pandemic, we anticipate opening the facility in Q4 2021

Finally, because of COVID-19 we have had a few financing events, including the receipt and forgiveness of our PPP Loans in the amount of $1,073,100, which were reflected in the consolidated statement of operations for Interim 2021. Accordingly, operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

Since June 30, 2021:

•	During July and August 2021, GolfSuites 1 sold $400,000 of Preferred Stock, pursuant to the Regulation A offering.

•	On August 16, 2021 GolfSuites Baton Rouge, the company and Shelchar Challa (the “Purchaser”) entered into an Membership Interest Purchase Agreement (the “MIP Agreement”). Pursuant to this MIP Agreement, the Purchaser intends to contribute $600,000 as an initial capital contribution. As of August 2021, GolfSuites Baton Rouge has received $100,000 of the total $600,000. Under this agreement, the Purchaser will share in the profits of the Baton Rouge Facility.

•	addition amended BR operating agreement]

•	The company has received working capital from its parent entity to cover expenses and costs while preparing for the securities offering. The balance of these advances at June 30, 2021 and June 30, 2020 totaled $1,918,062 and $1,173,242 respectively. These advances are recorded as liabilities of the company. The company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists or not. The agreements are between related parties. Therefore, there is no guarantee that rates or terms are commensurate with arm’s-length arrangements. In August 2021, the company re-paid approximately $365,000 in loans owed to the parent entity.

Item 2.	Other Information

None.

Item 3.	Financial Statement

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2020. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Second Certificate of Amendment to the Amended and Restated Certificate of Incorporation (1)
2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (4)
2.3	Amended and Restated Certificate of Incorporation (3)
2.4	Bylaws (3)
4	Form of Subscription Agreement (1)
6.1	Management Services Agreement between GolfSuites 1, Inc. and KGEM Golf, Inc. dated January 17, 2019 (4)
6.2	MIP Agreement dated August 2020 (1)
6.3	MIP Agreement dated August 2021 between the company, GolfSuites Baton Rouge and the Purchaser
6.4	4ORE Golf Lease Agreement dated November 2018 (1)
6.5	Assignment of LLC interest and Amendment to LLC Agreement of GolfSuites Tulsa, LLC dated December 31, 2020 (1)
6.6	Lease Agreement between Onefire Holding Company, LLC, and GolfSuites Tulsa, LLC, dated September 13, 2019 (1)
6.7	Lease Amendment Agreement between Onefire Holding Company, LLC and GolfSuites Tulsa, LLC dated March 5, 2020 (1)
6.8	GolfSuites Baton Rouge Lease Agreement dated February 9, 2021
8	Form of Escrow Agreement (4)

(1)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11408).
(2)	Filed as an exhibit to the GolfSuites 1, Inc. Form 1-K, dated April 30, 2021 (Commission File No. 24R-00224).
(3)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10939).
(4)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938).

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Riverview, State of Florida, on September 16, 2021.

GolfSuites 1, Inc.

/s/ Gerald Ellenburg

By Gerald Ellenburg
CEO of GolfSuites 1, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Gerald Ellenburg

Gerald Ellenburg, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer

Date: September 16, 2021

GolfSuites 1, Inc.
and Subsidiaries

Consolidated Financial Statements

As of, and for the Six Months Ended June 30, 2021 and 2020
UNAUDITED - NO ASSURANCE GIVEN

GolfSuites 1, Inc.
and Subsidiaries

Consolidated Financial Statements
As of, and for the Six Months Ended June 30, 2021 and 2020
UNAUDITED - NO ASSURANCE GIVEN
Table of Contents

Consolidated Balance Sheet	- 1 -

Consolidated Statement of Operations	- 2 -

Consolidated Statement of Changes in Stockholders' Equity	- 3 -

Consolidated Statement of Changes in Cash Flows	- 4 -

Notes and Additional Dislosures to the Consolidated Financial Statements	- 7 -

GolfSuites 1, Inc. and Subsidiaries

Consolidated Balance Sheets

As of June 30, 2021, December 31, 2020 and June 30, 2020

UNAUDITED - NO ASSURANCE GIVEN

	June	December	June
	2021	2020	2020
ASSETS
Current assets
Cash and cash equivalents	$851,611	$538,519	$20,483
Accounts receivable	76,489	64,434	-
Inventory	91,262	88,286	-
Prepaid expenses	22,459	1,713	-
Total current assets	1,041,821	692,952	20,483
Property, plant and equipment, net
Land and building improvements	6,867,239	6,867,239	-
Furniture, fixtures and equipment	3,720,815	3,524,920	-
Construction in progress	182,808	-	-
Accumulated depreciation	(2,271,090)	(1,917,002)	-
Property, plant and equipment, net	8,499,772	8,475,157	-
Right of use assets, net of accumulated amortization	8,432,941	8,605,293	-
Other assets
Other assets	23,909	43,087	-
Related party receivable	-	-	680,913
Goodwill	1,749,255	1,749,255	-
Total other assets	1,773,164	1,792,342	680,913
TOTAL ASSETS	$19,747,698	$19,565,744	$701,396

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Notes payable, current portion	$279,018	$396,853	$-
Lease liabilities, current portion	187,328	180,113	-
Accounts payable and accrued expenses	937,241	1,283,826	-
EIDL loans payable	298,900	149,900	-
Total current liabilities	1,702,487	2,010,692	-
Non-current liabilities
Notes payable, long-term portion	6,768,644	6,862,858	-
Lease liabilities, long-term portion	8,357,052	8,469,853	-
Advances from sharholders of Golfsuites, Inc. (parent company)	1,113,517	1,113,517	-
Advances from GolfSuites, Inc. (parent company)	1,918,062	1,691,239	1,173,242
Total non-current liabilities	18,157,275	18,137,467	1,173,242
TOTAL LIABILITIES	19,859,762	20,148,159	1,173,242
Stockholders' equity
Common stock, Class A: 132,000,000 shares authorized, $0.00001 par, no shares issued and outstanding	-	-	-
Common stock, Class B: 18,000,000 shares authorized, $0.00001 par, 18,000,000 shares issued and outstanding	180	180	180
Preferred stock, Class A: 10,000,000 shares authorized, 328,267 and 274,742 shares issued and outstanding, respectively	1,705,971	1,304,534	1,304,534
Preferred stock, Other: 40,000,000 shares authorized, no shares issued and outstanding	-	-	-
Retained earnings, net of dividends	(1,818,215)	(1,887,129)	(1,776,560)
TOTAL EQUITY	(112,064)	(582,415)	(471,846)
TOTAL LIABILITIES AND EQUITY	$19,747,698	$19,565,744	$701,396

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Consolidated Statement of Operations

For the Six Months Ended June 30, 2021 and 2020

UNAUDITED - NO ASSURANCE GIVEN

	2021	2020
Revenues	$4,423,458	$-
Cost of revenues	704,629	-
Gross profit	3,718,829	-
Operating expenses
Advertising and marketing	20,251	-
Salaries - operational	1,566,659	-
Employee benefits and taxes	294,790	-
Property lease and affiliated costs	62,018	-
Equipment and repairs	109,416	-
Gaming, software and license fees	164,658	-
Utilities and telephone	201,524	-
Credit card fees	120,121	-
Insurance	190,427	-
Professional fees	135,545	-
Property and local taxes	194,473	-
Other selling, general and administrative	257,859	12,741
Total operating expenses	3,317,741	12,741
Net operating profit (loss)	401,088	(12,741)
Other income (expense)
PPP loan forgiveness (Note 9)	1,073,100	-
Depreciation and amortization	(531,358)	-
Interest expense	(313,056)	-
Reg A and Reg D share sale costs	(495,846)	(606,584)
Other income	2,673	-
Net other expense	(264,487)	(606,584)
Net income (loss)	$136,601	$(619,325)

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Consolidated Statement of Stockholders' Equity (Deficit)

For the Six Months Ended June 30, 2021 and the Year Ended December 31, 2020

UNAUDITED - NO ASSURANCE GIVEN

	Class A		Class B		Class A		Other		Retained	Total
	Common Stock		Common Stock		Preferred Stock		Preferred Stock		Earnings, Net	Stockholders'
	Shares	Value	Shares	Value	Shares	Value	Shares	Value	of Dividends	Equity (Deficit)
Balance as of December 31, 2019	-	$-	18,000,000	$180	74,038	$381,295	-	$-	$(1,126,175)	$(744,700)
Share issuance	-	-	-	-	200,704	923,239	-	-	-	923,239
Net loss	-	-	-	-	-	-	-	-	(619,325)	(619,325)
Dividends	-	-	-	-	-	-	-	-	(31,060)	(31,060)
Balance as of June 30, 2020	-	-	18,000,000	180	274,742	1,304,534	-	-	(1,776,560)	(471,846)
Share issuance	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	(65,188)	(65,188)
Dividends	-	-	-	-	-	-	-	-	(45,381)	(45,381)
Balance as of December 31, 2020	-	-	18,000,000	180	274,742	1,304,534	-	-	(1,887,129)	(582,415)
Share issuance	-	-	-	-	53,525	401,437	-	-	-	401,437
Net income	-	-	-	-	-	-	-	-	136,601	136,601
Dividends	-	-	-	-	-	-	-	-	(67,687)	(67,687)
Balance as of June 30, 2021	-	$-	18,000,000	$180	328,267	$1,705,971	-	$-	$(1,818,215)	$(112,064)

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

For the Six Months Ended June 30, 2021 and 2020

UNAUDITED - NO ASSURANCE GIVEN

	2021	2020
Cash Flows from Operating Activities
Net income (loss)	$136,601	$(619,325)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	531,358	-
Changes in operating assets and liabilities
Accounts receivable	(12,055)	-
Inventory	(2,976)	-
Prepaid expenses	(20,746)	-
Accounts payable and accrued expenses	(346,585)	-
Other assets	19,178	-
Reg A and Reg D share sale costs	495,846	-
Net cash provided (used) by operating activities	800,621	(619,325)

Cash Flows from Investing Activities
Purchase of property and equipment	(383,621)	-
Net cash used in investing activities	(383,621)	-

Cash Flows from Financing Activities
Proceeds from issuance of perferred stock	401,437	923,239
Proceeds from PPP and EIDL loans, net of forgiveness	149,000	-
Proceeds from notes payable	-	-
Principal payments on mortgages, equipment loans and leases	(317,635)	-
Shareholder and related party advances, net	226,823	(285,237)
Dividend payments	(67,687)	(31,060)
Reg A and Reg D share sale costs	(495,846)	-
Net cash provided (used) by financing activities	(103,908)	606,942
Net Change In Cash and Cash Equivalents	313,092	(12,383)
Cash and Cash Equivalents, Beginning of Period	538,519	32,866
Cash and Cash Equivalents, End of Period	$851,611	$20,483

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries
Consolidating Balance Sheets
As of June 30, 2021, December 31, 2020 and June 30, 2020
UNAUDITED - NO ASSURANCE GIVEN

				GolfSuites			Consolidated
	GolfSuites 1,	GolfSuites	GolfSuites	Baton Rouge,			June	December	June
	Inc.	Tulsa, LLC	Lubbock, LLC	LLC	Combined	Eliminations	2021	2020	2020
ASSETS
Current assets
Cash and cash equivalents	$26,960	$246,707	$577,444	$500	$851,611	$-	$851,611	$538,519	$20,483
Accounts receivable	-	66,906	9,583	-	76,489	-	76,489	64,434	-
Inventory	-	46,774	44,488	-	91,262	-	91,262	88,286	-
Prepaid expenses	-	20,746	1,713	-	22,459	-	22,459	1,713	-
Total current assets	26,960	381,133	633,228	500	1,041,821	-	1,041,821	692,952	20,483
Property, plant and equipment, net
Land and building improvements	-	175,700	6,691,539	-	6,867,239	-	6,867,239	6,867,239	-
Furniture, fixtures and equipment	-	628,328	3,092,487	-	3,720,815	-	3,720,815	3,524,920	-
Construction in progress	-	-	-	182,808	182,808	-	182,808	-	-
Accumulated depreciation	-	(134,552)	(2,136,538)	-	(2,271,090)	-	(2,271,090)	(1,917,002)	-
Property, plant and equipment, net	-	669,476	7,647,488	182,808	8,499,772	-	8,499,772	8,475,157	-
Right of use assets, net of accumulated amortization	-	6,112,137	2,320,804	-	8,432,941	-	8,432,941	8,605,293	-
Other assets
Investment in subsidiaries	3,392,304	-	-	-	3,392,304	(3,392,304)	-	-	-
Other assets	-	-	23,909	-	23,909	-	23,909	43,087	-
Intercompany advances	(349,749)	159,734	190,015	-	-	-	-	-	-
Related party receivable	-	-	-	-	-	-	-	-	680,913
Goodwill	-	859,760	889,495	-	1,749,255	-	1,749,255	1,749,255	-
Total other assets	3,042,555	1,019,494	1,103,419	-	5,165,468	(3,392,304)	1,773,164	1,792,342	680,913
TOTAL ASSETS	$3,069,515	$8,182,240	$11,704,939	$183,308	$23,140,002	$(3,392,304)	$19,747,698	$19,565,744	$701,396

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Notes payable, current portion	$-	$25,000	$254,018	$-	$279,018	$-	$279,018	$396,853	$-
Lease liabilities, current portion	-	116,731	70,597	-	187,328	-	187,328	180,113	-
Accounts payable	-	274,108	37,885	-	311,993	-	311,993	296,660	-
Accrued expenses	150,000	181,381	293,867	-	625,248	-	625,248	987,166	-
EIDL loans payable	-	149,000	149,900	-	298,900	-	298,900	149,900	-
Total current liabilities	150,000	746,220	806,267	-	1,702,487	-	1,702,487	2,010,692	-
Non-current liabilities
Notes payable, long-term portion	-	167,330	6,601,314	-	6,768,644	-	6,768,644	6,862,858	-
Lease liabilities, long-term portion	-	6,049,031	2,308,021	-	8,357,052	-	8,357,052	8,469,853	-
Advances from shareholders of Golfsuites, Inc. (parent company)	1,113,517	-	-	-	1,113,517	-	1,113,517	1,113,517	-
Advances from GolfSuites, Inc. (parent company)	1,918,062	-	-	-	1,918,062	-	1,918,062	1,691,239	1,173,242
Total non-current liabilities	3,031,579	6,216,361	8,909,335	-	18,157,275	-	18,157,275	18,137,467	1,173,242
TOTAL LIABILITIES	3,181,579	6,962,581	9,715,602	-	19,859,762	-	19,859,762	20,148,159	1,173,242
Equity
Member equity	-	1,219,659	1,989,337	183,308	3,392,304	(3,392,304)	-	-	-
Common stock, Class A	-	-	-	-	-	-	-	-	-
Common stock, Class B	180	-	-	-	180	-	180	180	180
Preferred stock, Class A	1,705,971	-	-	-	1,705,971	-	1,705,971	1,304,534	1,304,534
Preferred stock, other	-	-	-	-	-	-	-	-	-
Retained earnings	(1,818,215)	-	-	-	(1,818,215)	-	(1,818,215)	(1,887,129)	(1,776,560)
TOTAL EQUITY	(112,064)	1,219,659	1,989,337	183,308	3,280,240	(3,392,304)	(112,064)	(582,415)	(471,846)
TOTAL LIABILITIES AND EQUITY	$3,069,515	$8,182,240	$11,704,939	$183,308	$23,140,002	$(3,392,304)	$19,747,698	$19,565,744	$701,396

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc.

Consolidating Statement of Operations

For the Six Months Ended June 30, 2021 and 2020

UNAUDITED - NO ASSURANCE GIVEN

				GolfSuites			Consolidated
	GolfSuites 1,	GolfSuites	GolfSuites	Baton Rouge,			June	June
	Inc.	Tulsa, LLC	Lubbock, LLC	LLC	Combined	Eliminations	2021	2020
Revenues	$-	$2,194,410	$2,229,048	$-	$4,423,458	$-	$4,423,458	$-
Cost of revenues	-	340,939	363,690	-	704,629	-	704,629	-
Gross profit (loss)	-	1,853,471	1,865,358	-	3,718,829	-	3,718,829	-
Operating expenses
Advertising and marketing	-	9,889	10,362	-	20,251	-	20,251	-
Salaries - Operational	-	903,489	663,170	-	1,566,659	-	1,566,659	-
Employee benefits and taxes	-	181,313	113,477	-	294,790	-	294,790	-
Property lease and affiliated costs	-	35,019	26,999	-	62,018	-	62,018	-
Equipment and repairs	-	83,222	26,194	-	109,416	-	109,416	-
Gaming, software and license fees	-	59,369	105,289	-	164,658	-	164,658	-
Utilities and telephone	-	97,575	103,949	-	201,524	-	201,524	-
Credit card fees	-	77,934	42,187	-	120,121	-	120,121	-
Insurance	-	108,085	82,342	-	190,427	-	190,427	-
Professional fees	66,509	13,833	55,203	-	135,545	-	135,545	-
Property and local taxes	-	90,173	104,300	-	194,473	-	194,473	-
Other selling, general and administrative	7,698	157,372	92,789	-	257,859	-	257,859	12,741
Total operating expenses	74,207	1,817,273	1,426,261	-	3,317,741	-	3,317,741	12,741
Net operating profit (loss)	(74,207)	36,198	439,097	-	401,088	-	401,088	(12,741)
Other income (expense)
PPP loan forgiveness (Note 9)	-	665,000	408,100		1,073,100	-	1,073,100	-
Depreciation and amortization	-	(167,320)	(364,038)	-	(531,358)	-	(531,358)	-
Interest expense	-	(124,335)	(188,721)	-	(313,056)	-	(313,056)	-
Reg A and Reg D share sale costs	(495,846)	-	-	-	(495,846)	-	(495,846)	(606,584)
Other income (expense)	-	2,055	618	-	2,673	-	2,673	-
Net other income (expense)	(495,846)	375,400	(144,041)	-	(264,487)	-	(264,487)	(606,584)
Net income (loss) before income from subsidiaries and minority interest	(570,053)	411,598	295,056	-	136,601	-	136,601	(619,325)
Income from subsidiaries	706,654	-	-	-	706,654	(706,654)	-	-
Net income (loss)	$136,601	$411,598	$295,056	$-	$843,255	$(706,654)	$136,601	$(619,325)

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc.

Notes to Consolidated Financial Statements

As of June 30, 2021

UNAUDITED – NO ASSURANCE GIVEN

NOTE 1 – NATURE OF OPERATIONS

GolfSuites 1, Inc. (which may be referred to as “GS 1”, the “Company”, “we”, “us”, or “our”) is an early-stage company devoted to the development and operation of golf driving range and entertainment centers in the United States. The Company will operate under the brand GOLFSUITES. The Company will oversee the acquisition of land, zoning, entitlement, design, construction and operation of the planned facilities.

The Company owns 100% of GolfSuites Tulsa, LLC ("Tulsa") and 100% of GolfSuites Lubbock, LLC (“Lubbock”). Tulsa was formerly operated under the FlyingTee brand and Lubbock still operates under the 4ORE! Golf brand, but is being re-branded to GolfSuites during 2021. The attached statement of operations includes the operations of Tulsa for 2021 and 2020, and Lubbock for 2021 (Lubbock was acquired in mid-August 2020).

On March 16, 2021 GS 1 formed GolfSuites Baton Rouge, LLC (“Baton Rouge”), a Louisiana limited liability company for the purpose of leasing an approximate 18-acre existing driving range that had been closed for operations. This site will be developed at an estimated total cost of $800,000. Upon completion it will operate as a 40-bay facility offering the same services as Tulsa and Lubbock. The expected completion of development and opening of Baton Rouge is late in the third quarter, or early in the fourth quarter of 2021. Funding for this site is being provided by GS 1’s Reg A share sales, private equity investment, advances from GolfSuites’ common shareholders, and positive operating cash flows from existing operations.

Securities Offering

On January 8, 2021 the Company re-filed its Reg A offering. The company was qualified by the Securities and Exchange Commission (“SEC”) on February 18, 2021 and began selling the securities. The Company engaged with various advisors and other professionals to facilitate the offering who are being paid customary fees and equity interests for their work.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company has adopted December 31 as the year end for reporting purposes.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of June 30, 2021, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less, at the time of purchase, to be cash equivalents. Cash consists of currency held in the Company’s checking accounts. As of June 30, 2021 GolfSuites’ consolidated cash balances totaled $851,611.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of June 30, 2021, the Company had accounts receivable from credit card companies totaling $76,489.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation for the six months ended June 30, 2021 totaled $354,088.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of June 30, 2021 net property, plant and equipment consisted of the following:

	Tulsa	Lubbock	Baton Rouge	Total
Land and building improvements	$175,700	$6,691,539	$-	$6,867,239
Furniture, fixtures and equipment	628,328	3,092,487	-	3,720,815
Construction in progress	-	-	182,808	182,808
Acumulated depreciation	(134,552)	(2,136,538)	-	(2,271,090)
Total	$669,476	$7,647,488	$182,808	$8,499,772

Goodwill

The Company has recorded Goodwill related to the acquisition of its Tulsa and Lubbock golf operating entities in 2019 and 2020 respectively. Management has reviewed the amounts recorded as Goodwill in accordance with ASC 350-20-35-3C and has determined that the fair values of Tulsa and Lubbock are greater than carrying values, including Goodwill. Therefore, no impairment losses were recorded for 2021 or 2020. Following is a summary of the Goodwill values for Tulsa and Lubbock.

	Tulsa	Lubbock	Total
Acquisition cost	$1,019,878	$1,550,517	$2,570,395
Value of assets and liabilities acquired	160,118	661,022	821,140
Goodwill	$859,760	$889,495	$1,749,255

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a C Corporation for federal and state income tax purposes. As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2021 the Company had no uncertain tax positions requiring accruals.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Revenue Recognition

In 2019, the Company adopted ASC 606, Revenue from Contracts with Customers, as of inception. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with GAAP, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with major financial institutions located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. Management believes the risk of loss is minimal.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that require organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company implemented ASU No. 2016-02 for lease accounting for 2020.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

As described above, the Company was recently formed and has incurred costs of its start-up operations, capital raising, and seeking to bring operations to positions of profitability. As such, no material tax provision yet exists.

NOTE 4 – NOTES PAYABLE

Notes payable consists of the following debt instruments as of June 30, 2021.

	Current	Long-term	Total
Tulsa equipment financing	$25,000	$167,330	$192,330
Lubbock mortgage financing on land and buildings	254,018	6,601,314	6,855,332
Total	$279,018	$6,768,644	$7,047,662

NOTE 5 – LEASE OBLIGATIONS

Tulsa and Lubbock lease land and/or buildings for each of the facilities. In accordance with generally accepted accounting principles, the right of use assets are reflected in the attached balance sheet at the present value of future lease payments, as are the related lease liabilities over the term of the respective leases.

No payments were required under the Tulsa lease until August 2020. Therefore, the right of use asset and related liability was recorded as of December 31, 2019; however, no amortization or interest was recorded until lease payments began in August 2020, by mutual agreement of the lessor and Tulsa. Lubbock assumed the lease of land that began prior to acquisition on August 19, 2020. The present value of future lease payments was recorded at the acquisition date.

The discount rate used in each of the present value calculations above is 4.000%, the incremental borrowing rate for Tulsa and Lubbock. The right of use assets are amortized straight-line over the life of each lease.

The table below provides a summary of the leases as of June 30, 2021.

	Tulsa	Lubbock	Total
Lease end date	07/31/2050	10/31/2038
Monthly payment	$30,000	$13,525	$43,525
Scheduled payment increase	n/a	2% / year on November 1
Asset value at inception or acquisition date	$6,304,783	$2,437,633	$8,742,416
Accumulated amortization	(192,646)	(116,829)	(309,475)
Right of use asset, net at June 30, 2021	$6,112,137	$2,320,804	$8,432,941
Principal portion lease obligation payments by year:
2021	$112,516	$67,597	$180,113
2022	117,102	73,668	190,770
2023	121,871	80,053	201,924
2024	126,838	86,765	213,603
2025	132,006	93,820	225,826
Thereafter	5,627,932	2,009,798	7,637,730
Total	$6,238,265	$2,411,701	$8,649,966
Total land and building lease payments by year:
2021	$360,000	$162,843	$522,843
2022	360,000	166,100	526,100
2023	360,000	169,422	529,422
2024	360,000	172,811	532,811
2025	360,000	176,267	536,267
Five year total	$1,800,000	$847,443	$2,647,443

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or founders.

NOTE 7 – EQUITY

As of December 31, 2018, the Company had authorized 200,000,000 shares of common stock, of which 18,000,000 shares had been issued to its parent company, at par, in exchange for $180. In January 2019, the Company underwent a recapitalization of its share structure. The Company converted the 18,000,000 shares of common stock into 18,000,000 shares of Class B common stock (which is still held by the Company's parent).

Additionally, the Company has authorized 132,000,000 shares of Class A common stock and 50,000,000 shares of preferred stock, of which 10,000,000 shares are designated as Class A preferred stock, which is convertible into Class A common stock. None of the shares of the Class A common stock has been issued. The company issued preferred stock valued at $401,437 and $923,329 in the six months ended June 30, 2021 and 2020, respectively.

Class A common stockholders are entitled to a single vote per share and have equal dividend and liquidation preferences as Class B common stockholders. Class B common stockholders have five votes per share and shares of Class B common stock can be converted into shares of Class A common stock at the option of the holder. Class A preferred stockholders are entitled to a single vote per share and to an 8 percent annual dividend, which will accrue if funds are not legally available to distribute, in addition to a liquidation preference. Shares of Class A preferred stock can be converted into shares of Class A common stock at the option of the holder and shares will be automatically converted in the event of a qualified public offering, as defined in the certificate of incorporation, as amended.

NOTE 8 – RELATED PARY TRANSACTIONS

The Company has received working capital from its parent entity to cover expenses and costs while preparing for the securities offering. The balance of these advances at June 30, 2021, December 31, 2020 and June 30, 2020 totaled $1,918,062, $1,691,239 and $1,173,242, respectively. In addition, the Company received advances from shareholders of the parent entity. The balance of these parent entity shareholder advances totaled $1,113,517 as of June 30, 2021 and December 31, 2020. These advances are recorded as liabilities of the Company. The Company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists or not. The agreements are between related parties. Therefore, there is no guarantee that rates or terms are commensurate with arm’s-length arrangements.

NOTE 9 – PPP LOAN FORGIVENESS

Tulsa and Lubbock obtained PPP loans under each of the two rounds of government loan funding. The first PPP loans were funded in 2020 and forgiven in the first quarter of 2021, prior to the issuance of the 2020 consolidated financial statements. Therefore, forgiveness of these loans were reflected in the consolidated financial statements for 2020. The second of the PPP loans were funded in the first quarter of 2021. Even though official notice of the forgiveness of these loans has not been received, the forgiveness of the loans is reflected in the consolidated financial statements for the six months ended June 30, 2021, because all requirements for forgiveness of the loans have been met by Tulsa and Lubbock. Following is a summary of the PPP loan forgiveness recognized by Tulsa and Lubbock.

	Tulsa	Lubbock	Total
PPP Loan 1 - Recorded in December 2020	$475,000	$418,400	$893,400
PPP Loan 2 - Recorded in June 2020	665,000	408,100	1,073,100
Total	$1,140,000	$826,500	$1,966,500

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis.

NOTE 11 – SUBSEQUENT EVENTS

GS 1 subscribed an additional $400,000 in preferred share sales during the months of July and August 2021. Additionally, Baton Rouge consummated a private equity infusion of $600,000 in August 2021.

GS 1 repaid approximately $365,000 of advances from GolfSuites, Inc. (parent company) in August 2021.

Management’s Evaluation

Management has evaluated subsequent events through the date these financial statements were issued.  Based on this evaluation, no other material subsequent events were identified which would require adjustment or disclosure in the financial statements as of June 30, 2021.